CONNECTICUT OFFICE:

TORONTO OFFICE:

PO Box 577

Bay Adelaide Centre, East Tower

Sherman, CT

22 Adelaide Street West, Suite 3400

U.S.A. 06784

Toronto, Ontario

Phone: 1.844.364.1830

Canada M5H 4E3

Fax : 1.860.799.0350

Toll Free: 1.844.364.1830

www.tanzanianroyalty.com

News Release – February 21, 2017

Tanzanian Royalty Reports Annual Meeting Voting Results

TORONTO, ONTARIO--(Marketwired February 21, 2017) - Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company") announces the voting results from its 2017 annual and special meeting held on February 16, 2017.

A total of 53,639,480 common shares were voted representing 45.68% of the issued and outstanding common shares of the Company.  Shareholders voted in favour of all items of business before the Meeting, including the election of all directors as follows:

	Votes For	Votes Withheld
James E. Sinclair	19,712,989 (96.54%)	705,954 (3.46%)
Norman Betts	19,679,027 (96.38%)	739,916 (3.62%)
William Harvey	19,558,048 (95.78%)	860,895 (4.22%)
Rosalind Morrow	19,638,621 (96.18%)	780,322 (3.82%)
Ulrich E. Rath	19,683,861 (96.40%)	735,082 (3.60%)

Respectfully Submitted,

James E. Sinclair

President and CEO

Tanzanian Royalty Exploration Corporation

For further information, please contact Investor Relations:

Michael Porter

Porter, LeVay & Rose 212-564-4700 mike@plrinvest.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release